IAMGOLD CORPORATION

TSX: IMG **NYSE:** IAG

NEWS RELEASE

IAMGOLD PROVIDES FURTHER DIAMOND DRILLING RESULTS ON THE BOTO PROJECT SENEGAL

Toronto, Ontario, September 15, 2016 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced additional drilling results from its 100% owned Boto Gold Project in eastern Senegal, West Africa. The Company is reporting assay results from twenty-three diamond drill holes at the Malikoundi deposit totaling 2,217 metres, completed prior to the commencement of the rainy season, including five diamond drill holes that were deepened to target footwall mineralization and provide additional geotechnical information.

The assay results are provided in Tables 1 and 2 and include the following highlights:

Malikoundi Deposit:

- **Drill hole 2300: 9 metres grading 4.76 g/t gold**
- **Drill Hole 2302: 12 metres grading 6.39 g/t gold**
  Includes: 3 metres grading 20.77 g/t gold
- **Drill hole 2303: 22 metres grading 4.04 g/t gold**

Malikoundi Deposit (Deepened Holes):

- **Drill hole 2122: 32 metres grading 5.19 g/t gold**
- **Drill Hole 2218: 42 metres grading 3.60 g/t gold**

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The drilling program has successfully delineated near surface, shallow mineralization extending 500 metres along strike, north of the Malikoundi deposit; and has confirmed the presence of wide intervals of high grade mineralization located in the footwall to the main deposit which was not fully tested in previous drilling programs. Further drilling is planned at the end of the rainy season to follow up these encouraging results." '

BOTO PROJECT, SENEGAL

The Boto project comprises 236 square kilometres of exploration licenses located in eastern Senegal along the Senegal-Mali border. The geological setting of the project area is similar to the prolific Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks along a seven-kilometre strike length of the Senegal-Mali Shear Zone.

The project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t gold for 1.56 million ounces and an inferred resource of 2.9 million tonnes averaging 1.3 g/t gold for 125,000 ounces (see news release regarding reserves and resources dated February 17, 2016).

Next Steps

To date, the Company has completed 5,176 metres of diamond drilling at the Malikoundi deposit to test for extensions of mineralization at depth and along strike beyond the current resource model as well as the re-entry and deepening of selected drill holes which previously stopped in footwall mineralization. The drilling

program includes 765 metres completed to provide geotechnical information to help define potential pit wall slopes. The assay results will be incorporated into an updated resource model for use in ongoing project evaluation studies. Diamond drilling is expected to resume in the fourth quarter upon completion of the rainy season.

Technical Information and Quality Control Notes

Boto Project, Senegal:

The Boto drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally one metre in length. Samples are prepared at the Veritas Preparation Laboratory in Bamako, Mali and analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish at the Veritas Analytical Laboratory in Abidjan, Ivory Coast.

Qualified Persons

The information in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "continue", "expect", "estimate", "intend", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

<u>Please note:</u>
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

Table 1: Boto Project Drilling Results – Malikoundi Deposit									
Hole No.	UTM (WGS84Zone29N)			AZ	DIP	EOH	From	To	Length	Grade
	Easting	Northing	Elevation	(degrees)	(degrees)	(m)	(m)	(m)	(m)	(g/t Au)
2298	241959	1380551	158	113	-60	105	69	74	5	3.31
2299	241956	1380498	159	115	-60	110	80	82	2	1.88
2300	241999	1380478	160	115	-60	60	16	25	9	4.76
2301	241953	1380445	160	115	-60	115	65	73	8	1.93
2302	241998	1380424	161	115	-60	65	13	25	12	6.39
includes							17	20	3	20.77
2303	241951	1380390	161	115	-60	115	65	87	22	4.04
includes							83	85	2	21.50
2304	241996	1380370	161	115	-60	65	20	31	11	2.71
2305	241947	1380281	162	115	-60	115	22	26	4	1.15
							75	88	13	3.29
2306	241992	1380261	162	121	-60	65	19	27	8	2.12
2307	241945	1380227	162	115	-60	115	69	83	14	1.25
2308	241991	1380206	162	115	-60	67	27	31	4	1.89
2309	241943	1380175	162	120	-60	110	69	91	22	0.69
2310	241988	1380154	163	115	-60	60	12	20	8	1.74
2311	241941	1380123	163	115	-60	105	80	88	8	1.34
2312	241986	1380102	163	115	-60	55	25	36	11	4.03
2317	242076	1378829	158	103	-60	200	131	134	3	1.05
2318	242122	1378808	158	111	-60	200	64	72	8	1.12
							89	92	3	1.49
2319	242167	1378787	154	124	-60	180	15	33	18	0.69
					Total	1907				

Notes:
1. Drill hole intercepts are calculated using a minimum down-hole length of 2 metres, a cut-off grade of 0.5 g/t gold, a global assay cap of 25 g/t gold and may include up to 5 metres of internal dilution.
2. The true widths of intersections are interpreted to approximate the reported downhole lengths.

Table 2: Boto Project Drilling Results – Deepened Drill Holes (EXT), Malikoundi Deposit									
Hole No.	UTM (WGS84Zone29N)			AZ	DIP	EOH	From	To	Length	Grade
	Easting	Northing	Elevation	(degrees)	(degrees)	(m)	(m)	(m)	(m)	(g/t Au)
2117 Ext	241865	1379093	165	115	-60	380	372	374	2	1.20
2122*	241866	1379204	165	115	-60	275	259	272	13	7.94
2122 EXT	241866	1379204	165	115	-60	325	259	291	32	5.19
includes							289	291	2	10.65
2125*	241815	1379338	166	115	-60	300	274	299	25	1.64
2125 Ext	241815	1379338	166	115	-60	335	274	324	50	1.57
2218*	241774	1379187	166	116	-60	365	335	365	30	3.82
2218 Ext	241774	1379187	166	116	-60	431	335	377	42	3.60
							413	431	18	2.44
2220*	241867	1379149	165	116	-60	350	294	300	6	4.18
2220 Ext	241867	1379149	165	116	-60	350	294	321	27	2.03
					Total Ext	310				

Notes:
1. Drill hole intercepts are calculated using a minimum down-hole length of 2 metres, a cut-off grade of 0.5 g/t gold, a global assay cap of 25 g/t gold and may include up to 5 metres of internal dilution.
2. The true widths of intersections are interpreted to approximate the reported downhole lengths.
3. * - previously reported footwall intercept (see news releases dated November 5, 2012; May 21, 2013 and February 3, 2015)



Boto Project : Malikoundi Deposit
Drillhole Location

Legend

Drillholes
cumulative g/t Au X meters

- 0 - 5
- 5 - 25
- 25 - 50
- 50 - 100
- 100 - 250
- 250 - 1000

Metal Factor

- > 50 g/t X meters
- >100 g/t X meters

Resource pit shell

N
0.3
Kilometers